                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                         AMENDMENT NO. 1 TO SCHEDULE TO
                                 (RULE 14d-100)
            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        Millennium Pharmaceuticals, Inc.
      --------------------------------------------------------------------
                        (Name of Filing Person (Offeror))

                4.50% Convertible Senior Notes due June 15, 2006
               ---------------------------------------------------
                         (Title of Class of Securities)

                                   217753 AE 2
                                   217753 AF 9
                                   217753 AG 7
                   ------------------------------------------
                      (CUSIP Number of Class of Securities)

                            John B. Douglas III, Esq.
              Senior Vice President, General Counsel and Secretary
                        Millennium Pharmaceuticals, Inc.
                                75 Sidney Street
                         Cambridge, Massachusetts 02139
                                 (617) 679-7000
 -------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Person)

                                 with copies to:

                             David E. Redlick, Esq.
                             Jonathan Wolfman, Esq.
                                Hale and Dorr LLP
                                 60 State Street
                           Boston, Massachusetts 02109
                            Telephone: (617) 526-6000
                            Telecopy: (617) 526-5000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[ ]   third party tender offer subject to Rule 14d-1.

[X]   issuer tender offer subject to Rule 13e-4.

[ ]   going-private transaction subject to Rule 13e-3.

[ ]   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                                  TENDER OFFER

         This Amendment No. 1 to Tender Offer Statement on Schedule TO relates to a change in control offer (the "Offer") by Millennium Pharmaceuticals, Inc., a Delaware corporation ("Millennium"), to purchase for cash, on the terms set forth in the Change in Control Notice and Offer to Purchase, dated March 14, 2002 (the "Offer to Purchase"), and Letter of Transmittal (the "Letter of Transmittal"), all of the outstanding 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR Therapeutics, Inc., a Delaware corporation ("COR"). A Change in Control occurred on February 12, 2002, as a result of Millennium's acquisition of COR (the "COR Acquisition"). Pursuant to the COR Acquisition, Millennium assumed the 4.50% Convertible Senior Notes due June 15, 2006 originally issued by COR. Copies of the Offer to Purchase and the Letter of Transmittal are filed as exhibits (a)(1)(i) and (a)(1)(ii) respectively to the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on March 14, 2002.

ITEM 4.           TERMS OF THE TRANSACTION.

         The information set forth in Item 4(a) is hereby amended and supplemented by the following:

         On March 28, 2002, Millennium issued a press release, the full text of which is set forth in Exhibit (a)(5)(ii) attached hereto and incorporated herein by reference. The press release states that the registration statement on Form S-3 relating to the resale of the 4.50% Convertible Senior Notes due June 15, 2006 and the shares of Millennium common stock issuable upon the conversion of the notes became effective on March 28, 2002.

ITEM 12. EXHIBITS.

         The information set forth in Item 12 is hereby amended by deleting the reference to Exhibit (a)(2) and adding immediately following the reference to Exhibit (a)(1)(v) the following:

   (a)(5)(i)      Press Release Regarding Offer, dated March 14, 2002

   (a)(5)(ii) Press Release Regarding Resale Registration Statement, dated March 28, 2002

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.



                                        MILLENNIUM PHARMACEUTICALS, INC.


                                        By: /s/ John B. Douglas III
                                            ------------------------------------
                                            John B. Douglas III
                                            Senior Vice President, General
                                            Counsel and Secretary


Date: March 28, 2002

                                  EXHIBIT INDEX


 Exhibit
 Number                            Description

(a)(1)(i)      Change in Control Notice and Offer to Purchase, dated
               March 14, 2002.*

(a)(1)(ii)     Letter of Transmittal, dated March 14, 2002.*

(a)(1)(iii)    Letter to Clients, dated March 14, 2002.*

(a)(1)(iv)     Letter to Broker-Dealers, dated March 14, 2002.*

(a)(1)(v)      Instructions to Form W-9.*

(a)(5)(i)      Press Release Regarding Offer, dated March 14, 2002*

(a)(5)(ii) Press Release Regarding Resale Registration Statement, dated March 28, 2002.**

(d)(1) Indenture by and between COR Therapeutics, Inc. and Firstar Bank, N.A., dated June 11, 2001(previously filed as Exhibit 4.1 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).

(d)(2) First Supplemental Indenture, dated as of February 12, 2002, among Millennium, COR Therapeutics, Inc. and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as
               Exhibit 4.2 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).

(d)(3) Second Supplemental Indenture, dated as of February 12, 2002, between Millennium and U.S. Bank, N.A. (formerly known as Firstar Bank, N.A.), relating to the 4.50% Convertible Senior Notes due June 15, 2006 (previously filed as Exhibit 4.3 to Millennium's Registration Statement on Form S-3, File No. 333-82654, and incorporated herein by reference).

(d)(4) Registration Rights Agreement among COR Therapeutics, Inc. and Goldman, Sachs & Co., Robertson Stephens Inc., Credit Suisse First Boston Corporation, CIBC World Markets Corp., and Needham & Company, Inc., dated June 11, 2001 (previously filed as
               Exhibit 10.2 to the COR Therapeutics, Inc. Quarterly Report on Form 10-Q for the period ended June 30, 2001, File No. 0-19290, and incorporated herein by reference).

(g)            None.

(h)            None.

---------------

*  Previously filed.

** Filed herewith.